[NAM TAI LOGO]   [NTE LISTED NYSE logo]                             NEWS RELEASE
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Represented by PAN PACIFIC I.R. LTD.                      Contact: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800  FAX: (604) 669-7816                     WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.
            New Monthly Sales Record of $58.5 Million in January 2005

VANCOUVER, CANADA - February 2, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) is pleased to announce that it achieved a new monthly sales record of $58.5 million in January 2005. This is an 6.4% increase over the previous single month sales record of $55 million in December 2004 just announced recently.

Sales growth was mainly driven by the continued strong demand for existing products by Nam Tai's customers.

 "We are very pleased to see the continuous growth of our sales results and two consecutive months of breaking monthly sales records. This outstanding sales performance in the first month of 2005 marks a good beginning to this new year," said Mr. Joseph Li, Chief Executive Officer of Nam Tai. "This also demonstrates the Company has the ability to grow even in such a competitive market environment. With our strong financial position and further expansion of our business operations, as well as significant contributions and excellent performance from our new management team, we are well-equipped to seize more business opportunities and enhance our sales revenues in the coming future."


Fourth Quarter Results and Analysts Conference Call
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The Company will release its unaudited fourth quarter results for the period ended December 31, 2004 on Monday, February 7, 2005 at 9:00 a.m., Eastern Time. An analyst conference call will be held on Monday, February 7, 2005 at 10:00 a.m., Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 4, 2005. Shareholders, media, and interested investors may listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (651) 291-0900 just prior to its start time. Users will be asked to register with the conference call operator.


About Nam Tai Electronics, Inc.
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We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We


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also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.



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